                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-65542

INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 3, 2001

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 27, 2001)

                              [AMERADA HESS LOGO]
                             $

                            AMERADA HESS CORPORATION
                 $                           % NOTES DUE 20
                 $                           % NOTES DUE 20
                 $                           % NOTES DUE 20

     The 20  notes will mature on                , the 20  notes will mature on
               and the 20  notes will mature on                . In this
prospectus supplement we refer to the 20 notes, the 20 notes and the 20 notes collectively as "the notes." Interest on the notes is payable on and of each year beginning on . We may redeem some or all of the notes in whole or in part at any time. We describe the redemption prices under the heading "Description of the Notes -- Optional Redemption" on page S-5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   PER 20 NOTE    TOTAL     PER 20 NOTE    TOTAL     PER 20 NOTE    TOTAL
                                  -------------   ------   -------------   ------   -------------   ------
Price to Public.................           %      $                 %      $                 %      $
Discounts and Commissions.......           %      $                 %      $                 %      $
Proceeds to Amerada Hess
  Corporation...................           %      $                 %      $                 %      $

---------------
Interest on the notes will accrue from      , 2001 to date of delivery.

     The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

     It is expected that delivery of the notes will be made to investors through the book-entry facilities of The Depository Trust Company on or about
               , 2001.
                               ------------------

                              SALOMON SMITH BARNEY
                               ------------------
BANC OF AMERICA SECURITIES LLC
                        BARCLAYS CAPITAL
                                              GOLDMAN, SACHS & CO.
                                                               JPMORGAN
                               ------------------

RBC DOMINION SECURITIES                                           SCOTIA CAPITAL

THE ROYAL BANK OF SCOTLAND                    TOKYO-MITSUBISHI INTERNATIONAL PLC
                               ------------------

BNP PARIBAS                  FLEET SECURITIES, INC.      WESTDEUTSCHE LANDESBANK

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                                                              PAGE
                   PROSPECTUS SUPPLEMENT                      ----
Forward-Looking Information.................................   S-2
Amerada Hess Corporation....................................   S-2
Recent Developments.........................................   S-2
Use of Proceeds.............................................   S-4
Description of the Notes....................................   S-5
Underwriting................................................   S-9
Legal Opinions..............................................  S-10

                            PROSPECTUS
About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
Amerada Hess Corporation....................................     1
Use of Proceeds.............................................     2
Ratio of Earnings to Fixed Charges..........................     2
Description of Debt Securities..............................     3
Plan of Distribution........................................     8
Legal Opinions..............................................     8
Experts.....................................................     8
Glossary....................................................     9

                          FORWARD-LOOKING INFORMATION

     Some statements contained in this prospectus supplement and the attached prospectus, including information incorporated by reference, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor created by those sections. Our forward-looking statements are based on our current understanding and assessment of relevant factors and reasonable assumptions about the future. They are subject to risks and uncertainties, including changes in market conditions, government actions and other factors which could cause actual results to differ materially from future results expressed or implied by those forward-looking statements.

     Given these uncertainties, investors are cautioned not to place undue reliance on our forward-looking statements. We disclaim any intent or obligation to update publicly any forward-looking statements set forth in this prospectus supplement, the attached prospectus, or incorporated herein by reference, whether as a result of new information, future events or otherwise.

                            AMERADA HESS CORPORATION

     We are a global integrated energy company engaged in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas, as well as the production and sale of refined petroleum products. Exploration and production activities take place primarily in the United States, the United Kingdom, Norway, Denmark, Brazil, Algeria, Gabon, Indonesia, Azerbaijan, Thailand and Malaysia.

     We produce approximately 425,000 barrels of oil equivalent per day, two-thirds of which is oil and one-third natural gas. Our total proved oil and gas reserves at December 31, 2000 were approximately 1.1 billion barrels of oil equivalent.

     Our refined petroleum products are produced at the HOVENSA refinery in St. Croix, United States Virgin Islands, which is owned jointly with Petroleos de Venezuela S.A. The refinery is one of the largest in the world with a capacity of approximately 500,000 barrels per day. We market refined petroleum products on the East Coast of the United States through our terminal network and approximately 1,180 HESS brand retail outlets.

     We are a Delaware corporation. Our principal executive offices are located at 1185 Avenue of the Americas, New York, New York 10036, and our telephone number is (212) 997-8500.

                              RECENT DEVELOPMENTS

SECOND QUARTER RESULTS

     On July 25, 2001, we announced our financial results for the fiscal quarter ended June 30, 2001. A discussion of these results is contained in our current report on Form 8-K filed with the SEC on July 25, 2001 and incorporated in this prospectus supplement by reference. We reported net income of $357 million for the second quarter of 2001 compared with net income of $202 million for the second quarter of 2000. Net income in the first half of 2001 was $694 million compared with $426 million in the first half of 2000. Sales and other operating revenues were $3,461 million in the second quarter of 2001 and $7,644 million in the first half of 2001 compared with $2,644 million in the second quarter of 2000 and $5,475 million in the first half of 2000. Capital expenditures in the second quarter of 2001 were $1,136 million, of which $1,048 million related to exploration and production activities. These expenditures include the purchase of natural gas properties onshore and offshore Louisiana for $767 million. Capital expenditures in the second quarter of 2000 were $243 million including $194 million for exploration and production.

OFFER FOR TRITON ENERGY LIMITED

     On July 9, 2001, we entered into an acquisition agreement with Triton Energy Limited, a company limited by shares organized under the laws of the Cayman Islands. Triton is a Dallas-based international oil and gas exploration company with major oil and gas assets in West Africa, Latin America and Southeast Asia.

     In the acquisition agreement, we agreed to make a tender offer to purchase all of the ordinary shares of Triton at a price of $45.00 per ordinary share. We commenced the tender offer on July 17, 2001, and it will expire at 12:00 midnight, New York City time, on August 13, 2001, unless the offer is extended. The tender offer is subject to the condition that 90% of the ordinary shares outstanding on the date the tender offer expires are tendered. If, however, less than 90%, but more than 50% of Triton's ordinary shares are tendered, we may, at our option, purchase those shares that are tendered.

     In connection with the acquisition agreement, on July 9, 2001, we entered into a principal shareholders agreement with Triton and HM4Triton, L.P., an affiliate of Hicks, Muse, Tate & Furst Incorporated, and certain other shareholders of Triton who own ordinary shares and 8% convertible preference shares of Triton that, if converted, would represent approximately 37.7% of the ordinary shares, (34.2% on a fully diluted basis). In the principal shareholders agreement, those shareholders agreed to tender pursuant to the tender offer their ordinary shares and the ordinary shares issuable upon conversion of the preferred shares in our tender offer. We agreed that if we do not purchase those shares in the initial offering period of the tender offer (including any extensions), we will purchase the ordinary shares and the preferred shares beneficially owned by the principal shareholders following the expiration of the initial offering period of the tender offer at a price of $45.00 per ordinary share and $180.00 per preferred share, plus any accumulated and unpaid dividends. You may obtain further information about the acquisition in our tender offer statement filed with the SEC on July 17, 2001.

     We expect that the amount of funds required to purchase all of the outstanding ordinary shares of Triton pursuant to the tender offer and to pay related fees and expenses to be approximately $2.8 billion. In addition, based on publicly available information prepared by Triton, we expect to assume approximately $500 million of long-term debt of Triton.

     We cannot assure you that the tender offer will be consummated within the time described above, on the terms identified or at all. As described in "Use of Proceeds", we expect to use the proceeds of this offering to fund a portion of the acquisition costs. We cannot assure you, however, that the proceeds will be used in this manner. If we do not accept any ordinary shares for payment pursuant to the tender offer, we expect to use the proceeds to fund the acquisition of the ordinary and preferred shares of the principal shareholders as described above and for general corporate purposes.

     If we complete the acquisition of Triton, we may not realize any of the anticipated benefits, including those related to earnings, cash flow and production.

DESCRIPTION OF TRITON ENERGY LIMITED

     The following information is based on public information made available by Triton. You may obtain further information about Triton from its reports filed with the SEC which are not incorporated by reference in this prospectus supplement and for which we do not assume responsibility.

     Through various subsidiaries and affiliates, Triton explores for or produces crude oil and natural gas in Latin America, Africa, Southeast Asia, Europe and the Middle East. Triton's production in 2000 averaged approximately 31,000 barrels of oil equivalent per day, and net proved reserves at December 31, 2000 were 294 million barrels of oil equivalent (including equity investments). The following is a description of Triton's principal exploration and production assets.

  COLOMBIA

     Triton holds a 12% interest in the Santiago de Las Atalayas, Tauramena and Rio Chitamena contract areas in eastern Colombia, which include the Cusiana and Cupiagua fields. Its net revenue interest in these fields is approximately 9.6% after government royalties. BP p.l.c. is the operator of these fields. Triton also holds a 9.6% interest in the company that owns the export pipeline and port facilities that serve these areas.

  EQUATORIAL GUINEA

     Triton has interests in production sharing contracts covering three blocks with the Republic of Equatorial Guinea. Triton's interest in Blocks F and G offshore Equatorial Guinea became effective in April 1997. In October 1999, Triton discovered the Ceiba oil field on Block G. Triton is the operator of Blocks F and G with an 85% contract interest. Following an accelerated appraisal and development program for the Ceiba field, Triton commenced production from three wells in November 2000. Gross production from this field averaged 41,000 barrels of oil per day in the second quarter of 2001. The wells are connected through flow-lines to a floating production, storage and off-loading vessel. In June 2001, Triton announced two additional discoveries on Block G. These discoveries encountered reservoirs similar in quality to the Ceiba field. Evaluation is under way for both discoveries, and appraisal wells are planned for later this year, subject to rig availability. In January 2001, Triton acquired a 25% interest in an adjacent Block L operated by Chevron Corporation. This acquisition remains subject to government approval.

  MALAYSIA-THAILAND

     Triton and BP p.l.c. each own a one-half equity interest in a company that holds a 50% contract interest in a production sharing contract covering Block A-18 over the Malaysia-Thailand Joint Development Area in the Gulf of Thailand. The other 50% contract interest is owned by a subsidiary of Petronas, the Malaysian national oil company. In October 1999, Triton and other parties to the production sharing contract for Block A-18 executed a gas sales agreement providing for the sale of the first phase of gas to Malaysia. The sales agreement provides for gas deliveries over a term concurrent with the production sharing contract and contemplates initial deliveries of 195,000 Mcf per day for up to the first six months of the agreement and 390,000 Mcf per day for a period of twenty years. Commencement of production is subject to completion of pipeline facilities to be constructed by the gas buyers.

  CONDITIONS AFFECTING TRITON'S OPERATIONS

     Triton's exploration and production activities are subject to risks affecting the oil and gas industry generally, such as fluctuations in the market prices of crude and natural gas, political and economic uncertainties in the countries in which it operates, including expropriation, nationalization, war, renegotiation of existing contracts, import and export restrictions and tariffs, as well as taxation policies, currency fluctuations, laws of the United States affecting foreign trade, operational hazards associated with exploration and production activities, and natural disasters. In particular, Triton's Colombian exploration and production activities have been subject to disruption from time to time due to guerilla activity, and have also been subject to greater than expected production declines.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the notes to pay a portion of the purchase price and the costs of the acquisition of Triton and, to the extent not so used, for general corporate purposes including the repayment and refinancing of debt, acquisitions, additions to working capital and capital expenditures. The amount and timing of the sales of debt securities will depend on market conditions and the availability of other funds to us.

                            DESCRIPTION OF THE NOTES

     The following description of the terms of the notes supplements the description in the accompanying prospectus of the general terms of the debt securities.

GENERAL

     The 20 notes, the 20 notes and the 20 notes will each be issued as a separate series of debt securities under an indenture dated as of October 1, 1999, as supplemented, between Amerada Hess Corporation and The Chase Manhattan Bank, as trustee. The 20 notes offered hereby will be issued in an initial
aggregate principal amount of $               and will mature on
               . The 20  notes offered hereby will be issued in an initial
aggregate principal amount of $               and will mature on
               . The 20  notes offered hereby will be issued in an initial
aggregate principal amount of $               and will mature on
               .

     In addition to the notes, we may issue from time to time other series of debt securities under the indenture consisting of notes, debentures or other evidences of indebtedness. Such other series will be separate from and independent of the notes. The following description of the terms of the notes supplements and modifies the description of the general terms of the debt securities set forth in the accompanying prospectus, which we request that you read.

     Each separate series of the notes will constitute a series of debt securities to be issued under the indenture. The notes and any future debt securities issued under the indenture will be unsecured obligations of Amerada Hess Corporation and will rank on a parity with all other unsecured and unsubordinated indebtedness of Amerada Hess Corporation. The indenture does not limit the aggregate principal amount of debt securities that may be issued under it. The indenture does not limit Amerada Hess Corporation's ability to incur additional indebtedness.

     The notes will not be subject to any sinking fund.

FURTHER ISSUES

     We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally with the notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes. Such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

OPTIONAL REDEMPTION

     Each separate series of the notes will be redeemable, in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes then outstanding, and

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 25 basis points plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

     "Adjusted treasury rate" means, with respect to any date of redemption, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such date of redemption.

     "Comparable treasury issue" means the United States Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "Comparable treasury price" means, with respect to any date of redemption, the average of the reference treasury dealer quotations for the date of redemption, after excluding the highest and lowest reference treasury dealer quotations, or if the trustee obtains fewer than three reference treasury dealer quotations, the average of all reference treasury dealer quotations.

     "Quotation agent" means the reference treasury dealer appointed by Amerada Hess Corporation.

     "Reference treasury dealers" means each of J.P. Morgan Securities Inc. and its respective successors and any other primary treasury dealer we select. If any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, we must substitute another primary treasury dealer.

     "Reference treasury dealer quotations" means, with respect to each reference treasury dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day before the date of redemption.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions of notes called for redemption.

SAME-DAY SETTLEMENT AND PAYMENT

     The notes will trade in the same-day funds settlement system of The Depository Trust Company ("DTC") until maturity or until we issue the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

BOOK-ENTRY SYSTEM; DELIVERY AND FORM

  GENERAL

     The notes will be issued in the form of one or more fully registered global securities. The global securities will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC's nominee. For purposes of this prospectus supplement, "global security" refers to the global security or global securities representing the entire issue of notes. Except in the limited circumstances described below, the notes will not be issued in definitive certificated form. The global security may be transferred, in whole and not in part, only to another nominee of DTC.

  DTC

     We understand the following with respect to the rules and operating procedures of DTC:

     DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between participants through electronic computerized book-entry changes in the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters. DTC is owned by a number of participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Persons who are not participants may beneficially own notes held by DTC only through participants or indirect participants. Beneficial ownership of notes may be reflected:

     - for investors who are participants, in the records of DTC,

     - for investors holding through a participant, in the records of the participant whose aggregate interests on behalf of all investors holding through such participant will be reflected in turn in the records of DTC, or

     - for investors holding through an indirect participant, in the records of the indirect participant, whose aggregate interests on behalf of all investors holding through it will be reflected in turn in the records of a participant.

Accordingly, transfers of beneficial ownership in a global security can be effected only through DTC, a participant or an indirect participant. Each of the underwriters is a participant or an indirect participant.

     Interests in the global security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. The global security will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the global security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the global security to such persons may be limited.

     So long as Cede, as the nominee of DTC, is the registered owner of the global security, Cede for all purposes will be considered the sole holder of the notes under the indenture. Except as provided below, owners of beneficial interests in the global security will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form, and will not be considered the holders thereof under the Indenture. Thus, any person owning a beneficial interest in the global security must rely on the procedures of DTC and, if such person is not a participant in DTC, on the procedures of the participant through which such person directly or indirectly owns its interests, to exercise any rights of a holder of notes.

     Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a beneficial interest in notes to pledge the notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such notes, may be affected by the lack of a physical certificate for such notes.

     Payment of principal of and interest on the notes will be made to Cede, the nominee for DTC, as the registered owner of the global security. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     On receipt of any payment of principal of or interest on the global security, we understand that it is the practice of DTC to credit the participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC. Payments by a participant to owners of beneficial interests in the global security held through it will be the responsibility of the participants, as is the case with securities held for the accounts of customers registered in "street name."

     DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC the notes are credited and only in respect of that portion of the aggregate principal amount of the notes as to which the participants have given the direction. The trustee will act upon instructions received from DTC in respect of the aggregate percentages of interests in the notes necessary for the trustee to take action under the indenture.

     Although DTC has agreed to these procedures to facilitate transfers of notes among its participants, it is under no duty to perform or continue to perform these procedures and they may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their duties under the rules and procedures governing their operations.

     If an event of default has occurred and is continuing and all principal and accrued interest in respect of the notes has become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for any global security and we do not appoint a successor depository within 60 days, we will issue individual certificated notes in definitive form in exchange for the global security. In addition, we may at any time determine not to have the notes represented by global securities, and, in such event, will issue individual certificated notes in definitive form in exchange for such global securities. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual certificated notes in definitive form equal in principal amount to its beneficial interest in such global securities and to have all such certificated notes registered in its name. Individual certificated notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement
dated                , 2001, each underwriter named below has severally agreed
to purchase, and we have agreed to sell to that underwriter, the principal amount of each series of notes set forth opposite the name of that underwriter.

                                                   PRINCIPAL AMOUNT   PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
UNDERWRITER                                        OF THE 20 NOTES    OF THE 20 NOTES    OF THE 20 NOTES
-----------                                        ----------------   ----------------   ----------------
Salomon Smith Barney Inc. .......................
Banc of America Securities LLC...................
Barclays Capital Inc. ...........................
Goldman, Sachs & Co. ............................
J.P. Morgan Securities Inc. .....................
RBC Dominion Securities Corporation..............
Scotia Capital (USA) Inc. .......................
The Royal Bank of Scotland plc...................
Tokyo-Mitsubishi International plc...............
BNP Paribas Securities Corp. ....................
Fleet Securities, Inc. ..........................
Westdeutsche Landesbank Girozentrale.............
                                                       --------           --------           --------
          Total..................................
                                                       ========           ========           ========

     The underwriting agreement provides that the obligation of the several underwriters to purchase the notes included in this offering is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if any of the notes are purchased.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price
less a concession not in excess of      % of the principal amount of the notes.
The underwriters may allow, and such dealers may reallow, a concession not in
excess of      % of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed.

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include overallotment, covering transactions and stabilizing transactions. Overallotment involves sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a short position for the underwriters. Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     The notes are a new series of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes, but the underwriters are under no obligation to do so and such market-making activities may be terminated at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the notes.

     We expect that delivery of the notes will be made against payment for the notes on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Notes that trade in the same-day funds settlement system of DTC settle on the trade date. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding four business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding four business days should consult their own advisor.

     We estimate that our total expenses of this offering will be $750,000.

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters might be required to make in respect of any of those liabilities.

     To the extent that any underwriter that is not a U.S. registered broker-dealer intends to effect sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with applicable U.S. securities laws and regulations.

     Certain of the underwriters and their affiliates may provide from time to time various investment banking, financing and commercial banking services to us and our affiliates. In particular, affiliates of all the underwriters, other than Goldman, Sachs & Co., are lenders under our credit agreement. We have entered into a credit facility with an affiliate of Salomon Smith Barney Inc. to fund a portion of the costs of the acquisition of Triton. The amount of this credit facility will be reduced by the amount of the proceeds resulting from the sale of the notes. Goldman, Sachs & Co. acted as an advisor to us in connection with the acquisition of Triton. J.P. Morgan Securities Inc. acted as an advisor to Triton in connection with the acquisition of Triton. The Chase Manhattan Bank, the trustee for the notes, is an affiliate of J.P. Morgan Securities Inc. An affiliate of Fleet Securities, Inc. acts as a market specialist on our behalf.

                                 LEGAL OPINIONS

     White & Case LLP, New York, New York, will issue an opinion about the legality of the notes for us. Davis Polk & Wardwell, New York, New York, will issue such an opinion on behalf of the underwriters.

PROSPECTUS

                            AMERADA HESS CORPORATION

                                 $3,000,000,000

                                DEBT SECURITIES

We will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

This prospectus may not be used to sell debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is July 27, 2001.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $3,000,000,000.

     This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at (800) SEC-0330 for further information on the public reference room.

     The SEC allows us to "incorporate by reference" in this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the debt securities:

     - Annual Report on Form 10-K for the year ended December 31, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     - Current Reports on Form 8-K and Form 8-K/A dated July 10, 2001 and July 25, 2001; and

     - Proxy Statement dated March 28, 2001.

     You may request a copy of these documents at no cost by writing or telephoning us at our principal executive offices at the following address and phone number:

        Amerada Hess Corporation
        1185 Avenue of the Americas
        New York, NY 10036

        Attention: Corporate Secretary
                   (212) 997-8500

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these debt securities in any state where the offer is prohibited. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

     We have filed exhibits with this registration statement that include the form of proposed underwriting agreement and indenture. You should read the exhibits carefully for provisions that may be important to you.

                            AMERADA HESS CORPORATION

     We are a global integrated energy company engaged in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas, as well as the production and sale of refined petroleum products. Exploration and production activities take place primarily in the United States, the

United Kingdom, Norway, Denmark, Brazil, Algeria, Gabon, Indonesia, Azerbaijan, Thailand and Malaysia.

     Our refined petroleum products are manufactured at the HOVENSA refinery in St. Croix, United States Virgin Islands, which is owned jointly with Petroleos de Venezuela S.A. The refinery is one of the largest in the world with a capacity of 500,000 barrels per day. We market refined petroleum products on the East Coast of the United States through our terminal network and HESS brand retail outlets.

     We are a Delaware corporation. Our principal executive offices are located at 1185 Avenue of the Americas, New York, New York 10036, and our telephone number is (212) 997-8500.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the debt securities for general corporate purposes including the repayment and refinancing of debt, acquisitions (including the acquisition of Triton Energy Limited for approximately $2.8 billion that we announced on July 10, 2001), additions to working capital and capital expenditures. The amount and timing of the sales of debt securities will depend on market conditions and the availability of other funds to us.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges shows the coverage of earnings before income taxes to fixed charges, which consist primarily of interest expense. Our ratio of earnings to fixed charges for each of the periods ended is as follows:

THREE MONTHS
   ENDED           YEAR ENDED DECEMBER 31,
 MARCH 31,     --------------------------------
    2001       2000   1999   1998   1997   1996
------------   ----   ----   ----   ----   ----
    12.5       8.8    4.5     (a)   1.6    5.9

---------------
(a) Losses, including special items, and fixed charges resulted in a less than one-to-one earnings ratio. In 1998, the deficiency was $480 million. Losses reflected special items of $285 million including asset and operating lease impairments of $237 million.

     To calculate the ratio of earnings to fixed charges, we calculate earnings by adding fixed charges other than capitalized interest to income before income taxes. By fixed charges we mean total interest, including capitalized interest, and a portion of long-term rent expense that we believe represents the interest factor of our rent expense. Earnings and fixed charges exclude our share of earnings and fixed charges of our refinery joint venture in the United States Virgin Islands.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities covered by this prospectus will be our direct unsecured obligations. The debt securities will be issued in one or more series under an indenture between us and The Chase Manhattan Bank, as trustee. The indenture has been qualified under the Trust Indenture Act of 1939. The indenture is governed by New York law.

     This prospectus briefly outlines the main indenture provisions. The indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you.

GENERAL

     The debt securities will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the amount of debt we may issue under the indenture or otherwise. We may issue the debt securities in one or more series with the same or various maturities, at a price of 100% of their principal amount or at a premium or a discount.

     The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the debt securities;

     - the total principal amount of the debt securities;

     - the percentage of the principal amount at which the debt securities will be issued;

     - the date or dates on which principal will be payable and whether the debt securities will be payable on demand on any date;

     - the interest rate or rates and the method for calculating the interest rate;

     - the interest payment dates;

     - the maturity dates;

     - optional or mandatory redemption terms;

     - any mandatory or sinking fund provisions;

     - authorized denominations;

     - the currency in which the debt securities will be denominated;

     - whether the principal and any premium or interest is payable in a different currency than the currency in which the debt securities are denominated, including a currency other than U.S. dollars;

     - the manner in which any payments of principal and any premium or interest will be calculated, if the payment will be based on an index or formula;

     - whether the debt securities are to be issued as individual certificates to each holder or in the form of global securities held by a depositary on behalf of holders or in uncertificated form;

     - whether the debt securities will be issued as registered securities or as bearer securities;

     - information describing any book-entry features;

     - whether and under what circumstances we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes and whether we can redeem the debt securities if we have to pay additional amounts;

     - provisions, other than those already in the indenture, that allow for the discharge of our obligations under the indenture; and

     - any other terms.

     We may issue debt securities of any series as registered securities or bearer securities or both. In addition, we may issue uncertificated securities. Unless we state otherwise in a prospectus supplement, we will not offer, sell or deliver any bearer debt securities, including any bearer securities issued in temporary or permanent global form, to any United States person. By "United States person" we mean a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any of its political subdivisions, or an estate or trust whose income is subject to United States federal income taxation regardless of its source.

PAYMENT AND TRANSFER

     We will normally issue the debt securities in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York ("DTC"), or its nominee. We will refer to this form here and in the prospectus supplement as "book-entry only."

     Alternatively, we may issue the debt securities in certificated form registered in the name of the holder. Under these circumstances, holders may receive certificates representing the debt securities. Debt securities in certificated form will be issued only in increments of $1,000 and will be exchangeable without charge except for reimbursement of taxes or other governmental charges, if any. We will refer to this form in the prospectus supplement as "certificated."

     If we issue original issue discount debt securities, we will describe the special United States federal income tax and other considerations of a purchase of original issue discount debt securities in the prospectus supplement. By "original issue discount debt securities," we mean securities that are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance.

     The following discussion pertains to debt securities that are issued in book-entry only form.

     One or more global securities would be issued to DTC or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant would then keep a record of its clients who purchased the debt securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

     Under book-entry only, we will not issue certificates to individual holders of the debt securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

     DTC has provided us with the following information.  DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the United States Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under Section 17a of the Securities Exchange Act of 1934.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its participants and by The New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name". However, these payments will be the responsibility of the participants and not of DTC, the trustee or us.

     Debt securities represented by a global security would be exchangeable for debt securities represented by certificates with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law; or

     - we instruct the trustee that the global security is now exchangeable; or

     - an event of default has occurred and is continuing.

COVENANTS

     We have agreed to some restrictions on our activities for the benefit of holders of the debt securities. The restrictive covenants summarized below will apply (unless the covenants are waived or amended) so long as any of the debt securities are outstanding unless the prospectus supplement states otherwise. We have provided a glossary at the end of this prospectus to define capitalized terms used in the covenants. The prospectus supplement may contain different covenants. In the covenants, all references to us, we, our and ours mean Amerada Hess Corporation only and not any of our subsidiaries.

     Limitation on Secured Indebtedness. We have agreed that we will not, and we will not permit any of our Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Indebtedness unless we secure these debt securities to the same extent as the Secured Indebtedness. However, we may incur Secured Indebtedness without securing these debt securities if, immediately after incurring the Secured Indebtedness, the aggregate amount of all Secured Indebtedness and the Attributable Debt payable under leases entered into in connection with sale and leaseback transactions subject to the amount limitation described below would not exceed 15% of Consolidated Net Tangible Assets. The aggregate amount of all Secured Indebtedness in the preceding sentence excludes Secured Indebtedness that is secured to the same extent as these debt securities and Secured Indebtedness that is being repaid concurrently.

     Limitation on Sale and Leaseback Transactions. We have agreed that we will not, and we will not permit any of our Restricted Subsidiaries to, enter into any lease longer than three years covering any Principal Property of ours or of any of our Restricted Subsidiaries that is sold to any other person in connection with the lease, unless immediately after consummation of the sale and leaseback transaction either:

     - the sum of the Attributable Debt and the aggregate amount of all Secured Indebtedness, excluding Secured Indebtedness which is secured to the same extent as these debt securities or that is being repaid concurrently, does not exceed 15% of Consolidated Net Tangible Assets; or

     - an amount equal to the net proceeds received in connection with such sale is used within 180 days to retire or redeem indebtedness of ours or our Restricted Subsidiaries, the proceeds are at least equal to the fair market value of the property sold and the trustee is informed of the transaction.

CONSOLIDATION, MERGER OR SALE

     We have agreed not to consolidate with or merge into any other person or convey or transfer substantially all of our properties and assets to any person, unless:

     - the successor is a U.S. corporation; and

     - the successor corporation expressly assumes by a supplemental indenture the due and punctual payment of the principal of and any premium or any interest on all the debt securities and the performance of every covenant in the indenture that we would otherwise have to perform.

MODIFICATION OF THE INDENTURE

     Under the indenture, our rights and obligations and the rights of the holders may be modified if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series voting as a single class affected by the modification consent. However, no modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

EVENTS OF DEFAULT

     When we use the term "Event of Default" in the indenture, here are some examples of what we mean.

     Unless otherwise specified in a prospectus supplement, an Event of Default with respect to a series of debt securities occurs if:

     - we fail to pay the principal of, or any premium on, any debt security when due;

     - we fail to pay interest when due on any debt security for 30 days;

     - we fail to perform any other covenant in the indenture and this failure continues for 60 days after we receive written notice of it from the trustee or from the holders of 25% in principal amount of the outstanding debt securities of the series;

     - we default under any other loans or similar indebtedness in an amount in excess of $50,000,000 and that default results in the acceleration of the loan and the situation continues for a period of 20 days after we receive written notice from the trustee or from holders of 25% of the principal amount of the outstanding securities of such series; or

     - we or a court take certain actions relating to the bankruptcy, insolvency or reorganization of Amerada Hess Corporation for the benefit of our creditors.

     A supplemental indenture may include, or pursuant to a resolution from our board of directors there may be added, additional Events of Default or changes to the Events of Default described above with respect to a particular series of debt securities. For the Events of Default applicable to a particular series of debt securities, see the prospectus supplement relating to the series.

     The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers withholding of notice to be in the best interests of the holders. No notice of a covenant default may be given until 30 days after the default occurs. By default we mean any event which is an Event of Default described above or would become an Event of Default with the giving of notice or the passage of time.

     If a payment Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may require us to repay immediately:

     - the entire principal of the debt securities of the series or, if the debt securities are original issue discount securities, the portion of the principal described in the applicable prospectus supplement; and

     - all the accrued interest.

     If the default results from a failure to perform a covenant or the acceleration of other indebtedness, the trustee or the holders of 25% in aggregate principal amount of all debt securities may require the immediate payment of principal and interest. If the default is in connection with an event of bankruptcy or similar event, the principal and interest will become immediately due and payable.

     The holders of a majority of the principal amount of the debt securities of the affected series can rescind this accelerated payment requirement or waive any past default or Event of Default or allow us to not comply with any indenture provision. However, rescission is not permitted if there is a default in payment of principal of, or premium or interest on, any of the debt securities of the series apart from the acceleration itself.

     Other than its duties during a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this indemnity, the holders of 25% of the principal amount of any series of debt securities may, subject to limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

DEFEASANCE

     When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. Unless otherwise indicated in an applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a particular series, then we will either be discharged from any and all obligations in respect of any series of debt securities or we will no longer be under any obligation to comply with restrictive covenants under the indenture and certain Events of Default will no longer apply to us.

     If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited funds or obligations for payment.

     We must deliver to the trustee a ruling by the United States Internal Revenue Service or an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes.

CONCERNING THE TRUSTEE

     The trustee has loaned money to us and provided other services to us in the past and may do so in the future as a part of its regular business.

                              PLAN OF DISTRIBUTION

     We may sell the offered debt securities through underwriters or dealers, through agents or directly to one or more purchasers.

SALE THROUGH UNDERWRITERS

     If we use underwriters in the sale, they will acquire the debt securities for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the debt securities will be subject to conditions. The underwriters will be obligated to purchase all the debt securities of the series offered if any of the debt securities are purchased. The underwriters from time to time may change any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

SALE THROUGH AGENTS

     We may sell offered debt securities through agents we designate. Unless indicated in the prospectus supplement, the agents have agreed to use their reasonable best efforts to solicit purchases for the period of their appointment.

DIRECT SALES

     We also may sell offered debt securities directly. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of the offered debt securities may be underwriters as defined in the Securities Act of 1933. Any discount or commissions they receive from us and any profit they receive on the resale of the offered debt securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement.

     We may agree with the underwriters, dealers and agents to indemnify them against civil liabilities, including liabilities under the Securities Act. We may also agree to contribute to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     White & Case LLP, New York, New York, will issue an opinion about the legality of the offered debt securities for us. Davis Polk & Wardwell, New York, New York, will issue such an opinion on behalf of any agent, underwriter or dealer.

                                    EXPERTS

     The consolidated balance sheet of Amerada Hess Corporation as of December 31, 2000 and 1999 and the statements of consolidated income, retained earnings, cash flows, changes in preferred stock, common stock and capital in excess of par value and comprehensive income for each of the three years in the period ended December 31, 2000, incorporated by reference in this prospectus, have been incorporated into this prospectus in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

                                    GLOSSARY

     We have used the following definitions in describing the restrictive covenants that we have agreed to in the indenture. You can also find the precise legal definitions of these terms in Section 1.01 of the indenture.

     "Attributable Debt" means, when used in connection with a sale and lease-back transaction referred to in the indenture, on the date upon which the amount is to be determined, the product of

     - the net proceeds from the sale and lease-back transaction multiplied by

     - a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in that sale and lease-back transaction remaining on that date and the denominator of which is the number of full years on the term of that lease measured from the first day of the term.

     "Consolidated Net Tangible Assets" means our total assets and those of our consolidated subsidiaries, less current liabilities and intangible assets.

     "Principal Property" means any oil or gas producing property, onshore or offshore, or any refining or manufacturing plant owned or leased under a capital lease by us or any of our Restricted Subsidiaries, but does not include any property that has been determined by a resolution of our board of directors not to be of material importance to the business conducted by us and our subsidiaries taken as a whole.

     "Restricted Subsidiary" means any Subsidiary that owns or leases, under a capital lease, any Principal Property.

     "Secured Indebtedness" means indebtedness of ours or any Restricted Subsidiary for borrowed money secured by any lien on (or in respect of any conditional sale or other title retention agreement covering) any Principal Property or the stock or indebtedness of a Restricted Subsidiary, but excluding from such definition all indebtedness:

     - secured by liens (or arising from conditional sale or other title retention agreements) existing on the date of the indenture;

     - owing to us or any other Restricted Subsidiary;

     - secured by liens on Principal Property or the stock or indebtedness of Restricted Subsidiaries and existing at the time of acquisition thereof;

     - in connection with industrial development bond, pollution control revenue bond or similar financings;

     - secured by purchase money security interests;

     - secured by liens existing at the time a corporation becomes a Restricted Subsidiary;

     - statutory liens, liens made in connection with bids and other standard exempted liens;

     - liens on oil and/or gas properties or other mineral interests arising as a security in connection with conducting certain business;

     - royalties and other payments to be paid out of production from oil and/or gas properties or other mineral interests from the proceeds from their sale; and

     - constituting any replacement, extension or renewal of any such indebtedness to the extent such indebtedness is not increased.

     "Subsidiary" means, with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding voting equity is owned, directly or indirectly, by such person and one or more other subsidiaries of such person.

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                 $

                            AMERADA HESS CORPORATION

                                 % NOTES DUE 20
                                 % NOTES DUE 20
                                 % NOTES DUE 20

                              [AMERADA HESS LOGO]

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                                 AUGUST 3, 2001

                            ------------------------

                              SALOMON SMITH BARNEY
                         BANC OF AMERICA SECURITIES LLC
                                BARCLAYS CAPITAL
                              GOLDMAN, SACHS & CO.
                                    JPMORGAN
                            RBC DOMINION SECURITIES
                                 SCOTIA CAPITAL
                           THE ROYAL BANK OF SCOTLAND
                       TOKYO-MITSUBISHI INTERNATIONAL PLC
                                  BNP PARIBAS
                             FLEET SECURITIES, INC.
                            WESTDEUTSCHE LANDESBANK

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